

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2018

William Goh
Chief Executive Officer
TechMedia Advertising, Inc.
6, Shenton Way #21-08 OUE Downtown
Singapore, 068809

      Re: TechMedia Advertising, Inc.
          Amendment No. 1 to Registration Statement on Form 10
          Filed November 9, 2018
          File No. 000-52945

Dear Mr. Goh:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Information Technologies
                        and Services